Exhibit 4.1.1

DESCRIPTION OF CAPITAL STOCK

The following summary of certain provisions of our capital stock does not purport to be complete and is not intended to give full effect to provisions of statutory or common law. The summary is subject to and is qualified in its entirety by reference to all the provisions of our amended and restated certificate of incorporation (the “certificate of incorporation”) and amended and restated bylaws (the “bylaws”) and by the provisions of applicable law. Each of the certificate of incorporation and the bylaws are incorporated herein by reference.

General

Under our certificate of incorporation, we have the authority to issue 400,000,000 shares of common stock, par value $0.001 per share, and 75,000,000 shares of preferred stock, par value $0.001 per share. As of February 4, 2020, there were 213,669,597 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding.

Common Stock

Voting Rights

Each share of our common stock is entitled to one vote for each share on all matters requiring a vote of stockholders; provided, however, that except as otherwise required by law, holders of our common stock are not entitled to vote on any amendment to our certificate of incorporation (including any Certificate of Designations relating to any series of preferred stock) that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled to vote on such matter pursuant to our certificate of incorporation or otherwise. Stockholders do not have cumulative voting rights in elections of directors or for any other purpose. All elections of directors are determined by a plurality of the votes cast, except as otherwise required by law.

Dividend Rights

Subject to the rights of the holders of any outstanding shares of preferred stock, each share of our common stock is entitled to receive any dividends, in cash, securities or property, as may be declared from time to time by our board out of funds legally available therefor.

Liquidation and Other Rights

In the event of the liquidation, dissolution or winding up of the Company, the holders of our common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock.

Exchange Listing

Our common stock is listed on the NYSE under the symbol “HPR.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Miscellaneous

The holders of our common stock do not have preemptive rights, redemption rights or conversion rights, and there are no redemption or sinking fund provisions applicable to our common stock. Under the Stockholders Agreement dated as of March 19, 2018 (the “Stockholders Agreement”), by and among the Company, Fifth Creek Energy Company, LLC (“FCEC”), and NGP Natural Resources XI, L.P., FCEC has certain contractual preemptive rights. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by the rights of holders of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

The preferred stock may have such relative rights, preferences and designations as may be determined by our board of directors in its sole discretion upon the issuance of any shares of preferred stock. The shares of preferred stock may be issued from time to time by our board of directors in its sole discretion (without further approval or authorization by our stockholders), in one or more series, each of which series may have any particular distinctive designations as well as relative rights and preferences as determined by our board of directors. The relative rights and preferences that may be determined by our board of directors in its discretion from time to time include but are not limited to the following:

•	the annual dividend rate for such series, if any, and the date or dates from which dividends will commence to accrue;

•	the redemption price or prices, if any, for shares of such series and the terms and conditions on which such shares may be redeemed;

•	the provisions for a sinking, purchase or similar fund, if any, for the redemption or purchase of shares of such series;

•	the preferential amount or amounts payable upon shares of such series in the event of our voluntary or involuntary liquidation;

•	the voting rights, if any, of such series;

•	the terms and conditions, if any, upon which shares of such series may be converted and the class or classes or series of our securities into which such shares may be converted;

•	the relative seniority, parity or junior rank of such series with respect to other series of preferred stock then or thereafter to be issued; and

•	any other specific terms, preferences, rights, privileges, limitations or restrictions of such series.

The existence of authorized but unissued shares of preferred stock could have anti-takeover effects because we could issue preferred stock with special dividend or voting rights that could discourage potential bidders.

We may issue shares of preferred stock that have dividend, voting and other rights superior to those of the common stock, or that convert into shares of common stock, without the approval of the holders of common stock.

Anti-Takeover Effect of the Company’s Governing Documents and the Delaware General Corporation Law

Our certificate of incorporation, bylaws, and the Stockholders Agreement contain a number of provisions relating to corporate governance and to the rights of our stockholders. Certain of these provisions may have a potential “anti-takeover” effect by delaying, deferring or preventing a change of control of the Company. In addition, certain provisions of the Delaware General Corporation Law (the “DGCL”) may have a similar effect. Our bylaws require our stockholders to provide advance notice if they wish to submit a proposal or nominate candidates for directors at our annual meeting of stockholders. Further, our certificate of incorporation provides that a special meeting of stockholders may only be called by our board of directors.